[ART OF MERRILL LYNCH INVESTMENT PARTNERS INC. APPEARS HERE]




ML Principal
Protection L.P.




Monthly Statement December 1998
-------------------------------

[LOGO OF MERRILL LYNCH APPEARS HERE]

                         ML Principal Protection L.P.

Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") increased during December. Please see the accompanying summary financial information for the NAV of your series of Units.

                           Quarterly Market Summary

During the fourth quarter of 1998, the Fund's NAV increased through profitable trading in the currency, stock index, energy and interest rate markets, which offset losses in the agricultural and metals markets.

The flight to quality which began in the third quarter continued into the fourth quarter, and global financial markets experienced extreme volatility as yield curves and spreads went through exaggerated swings in early October. Losses at various hedge funds continued in October, and Wall Street firms began to announce cost-cutting measures and layoffs. The Federal Reserve lowered interest rates on October 15 and again on November 17, causing investor optimism and a rise in stock prices. Stocks soared to record highs at the end of November, surpassing the peaks of summer 1998, further buoyed by the announcements of several major corporate mergers and acquisitions. Eleven European nations simultaneously cut interest rates to a uniform low level to keep their economies from stalling while showing a decided move toward economic union and the upcoming conversion to the euro currency. Then, in mid-December, stock markets declined as major companies began to report disappointing earnings and sales expectations, and more job reductions and capital spending cuts were announced.

Currency trading during the quarter proved profitable for the Fund with gains from long positions in Japanese yen, despite the Japanese economy's deepening recession and credit crunch. Additional profits were generated by Swiss franc trading.

Profits in energy resulted from short positions in natural gas, unleaded gas and heating oil. In early December, oil and natural gas prices dropped sharply, causing continued problems for many emerging market countries that depend on commodity exports for economic growth and government financing. These price pressures were mainly due to excessive supply availability and near-term weather indications, which indicated that inventories would remain at more than adequate levels even in the event of a cold Northern Hemisphere winter. Also in December, the U.S. air attack on Iraq failed to cause damage to oil pumping and shipping operations, and oil prices fell over 10%.

In U.S. interest rate markets, investors pushed the yields on U.S. Treasury bonds to a 31-year low in early October. The long bond yield fell about 75 basis points in 1998 as the world economy slowed more than expected, inflation continued to fall, the anticipated small U.S. budget deficit turned into substantial surplus, Treasuries enjoyed a flight to quality, and the Fed lowered the rate on fed funds by 75 basis points. In Japan, the Japanese Government Bond market fell sharply from the end of November through the end of December, with the yield on the 10-year JGB moving from less than 0.8% at the start of October to the 2.0% range by the end of 1998. Profitable positions in Japanese bonds offset losses in U.S. Treasuries for the Fund.

Soybean trading produced losses in the agriculture sector as the Fund was caught on the short side. The soybean supply surplus became more manageable following the November 10th USDA reports, causing soybean prices to gain upward momentum. Additional losses were experienced in sugar and coffee trading.

Metals trading was unprofitable, as gold was unable to achieve any significant rally, partly due to falling oil prices and resulting pressure on the weakened CRB index. Similarly, silver markets continued to remain range-bound, while also experiencing a significant selloff in November, and aluminum traded at its lowest levels since 1994, with many aluminum smelters operating at a loss.

                          __________________________

                               Special Reminder

As tax season approaches and Merrill Lynch Investment Partners Inc. ("MLIP") prepares for distribution of the Fund's tax information for 1998 on Schedule K-1, investors should take steps to confirm that MLIP has their current address. Please notify MLIP in writing of any recent or impending change of address by notice mailed to Merrill Lynch Investment Partners Inc., World Financial Center, South Tower, 6th Floor, New York, NY 10080, Attention: Winston Clinton. Thank you.

MLIP plans to mail the Schedule K-1 to investors during the month of February.

                          __________________________

Effective January 1, 1999, the fund's allocations to each of ARA Portfolio Management Company, L.L.C., John W. Henry & Company, Inc., and Allied Irish Capital Management Ltd. were terminated and the following advisor began trading on behalf of the Fund:

E.D. & F. Man Investment Products (America) Corporation began trading its AHL Alpha Program with an allocation of 9.9% of the Fund's traded assets. E.D. & F. Man currently manages a total of approximately $104.8 million in this systematic program and a total of $119.2 million overall. For the period from June 1, 1997 (inception) through October 31, 1998, the Program's worst monthly rate of return was down 5.3% and the best monthly return was 14.0%. The Program's annualized standard deviation of return was 16.3%. The Program's worst peak to valley drawdown was down 5.3% in August, 1997.

                 --------------------------------------------

As of January, 1, 1999, the Fund's assets were allocated as follows:

Trading Advisor                                             % Allocation
---------------                                             ------------
Bridgewater Associates, Inc.                                    8.36
Dominion Capital Management, Inc.                               8.36
Grinham Managed Futures Pty Ltd.                                8.36
Millennium Global Investment ltd.                               8.36
Quantitative Financial Strategies, Inc                          8.36
Sunrise Capital Partners, L.L.C.                                8.36
ED & F Man Investment Products Ltd.                             8.34
Graham Capital Management, L.P.                                 8.02
Millburn Ridgefield Corporation                                 6.41
Hill Financial Group, Ltd.                                      4.64
Range Wise, Inc.                                                4.22
Fundamental Futures, Inc.                                       2.62
Cash                                                           15.59*
                                                            --------
                                                              100.00

*Reflects blended allocations of the different series.

                               1998 Year-to-Date
                         Gross Total Trading Results*
                              Through December 31

Agriculture                                                 $  (967,695)
Currencies                                                    2,085,218
Energy                                                         (882,409)
Financial Instruments                                         7,116,337
Metals                                                       (1,482,985)
Stock Indices                                                   824,905)
                                                            -----------
Total                                                       $ 6,693,371

            *Before deduction of any fees and charges

We were gratified with the Fund's ability to generate a small profit during the fourth quarter, which experienced continued unprecedented volatility in many major markets. We look forward to the new year and opportunities it may present, and wish you the best in 1999.

     Sincerely,
     John R. Frawley, Jr.
     President & Chief Executive Officer
     Merrill Lynch Investment Partners Inc.
     (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                         ML Principal Protection L.P.
                               December 31, 1998
                             Statement of Changes
                              in Net Asset Value
                                  (unaudited)

Net Asset Value (737,706.9528 Units) at
 November 30, 1998                                     $  80,410,940
Net Income/(Loss) for December 1998                          163,727
Redemptions of 13,268.1800 Units                          (1,467,829)
                                                       -------------
Net Asset Value (724,438.7728 Units) at
 December 31, 1998                                     $  79,106,838
                                                       =============
Net Asset Value at December 31, 1998:

          Series A Units                               $      115.74*
                                                       =============
          Series B Units                               $      113.99*
                                                       =============
          Series C Units                               $      108.92*
                                                       =============
          Series D Units                               $      111.45*
                                                       =============
          Series E Units                               $      111.14*
                                                       =============
          Series F Units                               $      108.95*
                                                       =============
          Series G Units                               $      107.67*
                                                       =============
          Series H Units                               $      107.81*
                                                       =============
          Series K Units                               $      109.61
                                                       =============
          Series L Units                               $      106.81
                                                       =============
          Series M Units                               $      108.34
                                                       =============
          Series N Units                               $      104.43
                                                       =============
          Series O Units                               $      104.77
                                                       =============
          Series P Units                               $      106.92
                                                       =============
          Series Q Units                               $       98.86
                                                       =============

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

                          Statement of Income/(Loss)
                                  (unaudited)


                                                           December
                                                           --------
Revenues:
 Realized Profit/(Loss)                                 $  802,157
 Change in Unrealized Profit/(Loss)                       (525,308)
                                                        -----------
Total Trading Results                                      276,849
 Interest Income                                           352,222
                                                        -----------
Total Revenues                                             629,071

Expenses:
 Brokerage Commissions                                     402,923
 Administrative Fees                                        16,960
 Allocation of New Profit Share                             43,998
                                                        -----------
Total Expenses                                             463,881
                                                        -----------
Net Income/(Loss) Before Minority Interest                 165,190
                                                        -----------
 Minority Interest                                          (1,463)
                                                        -----------
Net Income/(Loss)                                        $ 163,727
                                                        ===========

--------------------------------------------------------------------------------

To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.


                              /s/ Jo Ann Di Dario

                              Jo Ann Di Dario
                              Chief Financial Officer
                              Merrill Lynch Investment Partners Inc.

          Please notify the following of any address changes:

          Merrill Lynch Investment Partners Inc.
          Merrill Lynch World Headquarters
          South Tower
          World Financial Center
          New York, New York 10080-6106
          1-800-765-0995